

10033159

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Systematized Benefits Administrators, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor (City) CT (State) 06095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hultgren 860-580-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Systematized Benefits Administrators, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

My Commission Exp. Oct. 31, 2011

Notary Public


DENISE M. NOWAKOWSKI
NOTARY
PUBLIC
CONNECTICUT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. *
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*SIPC-3 Attached. SIPC Report will be forwarded when available. Spoke with Tom McGowan 2/25/2010.



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: 1+ 617 266 2000
Fax: 1+ 617 266 5843
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

We have audited the accompanying statement of financial condition of Systematized Benefits Administrators, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Systematized Benefits Administrators, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2010


ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: 1+ 617 266 2000
Fax: 1+ 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

In planning and performing our audit of the financial statements of Systematized Benefits Administrators, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2010

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Lion Connecticut Holdings, Inc.)

Financial Statements and Schedules
(with Report of Independent Registered Public Accounting Firm thereon)

December 31, 2009

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Lion Connecticut Holdings, Inc.)

Statement of Financial Condition
as of December 31, 2009

Assets		
Cash and cash equivalents	$	4,196,064
Short-term investments		475,142
Prepaid expenses		13,988
Other assets		111,634
Total assets	$	4,796,828
Liabilities and Shareholder's Equity		
Liabilities:		
Due to affiliates (including $16,484 under tax allocation agreement)	$	77,179
Other liabilities		52,954
Total liabilities		130,133
Shareholder's Equity:		
Common stock, par value $1.00 (1,000 shares authorized, issued and outstanding)		1,000
Paid-in capital		99,000
Retained earnings		4,566,695
Total shareholder's equity		4,666,695
Total liabilities and shareholder's equity	$	4,796,828

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Lion Connecticut Holdings, Inc.)

Statement of Income
For the year-ended December 31, 2009

Revenue	
Service fees	$ 2,417,624
Interest income	143
Total revenue	2,417,767
Expenses	
Sales and administrative expenses	1,585,105
Income before income taxes	832,662
Income taxes	319,830
Net income	$ 512,832

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Lion Connecticut Holdings, Inc.)

Statement of Changes in Shareholder's Equity
For the year-ended December 31, 2009

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2009	$ 1,000	$ 99,000	$ 4,053,863	$ 4,153,863
Net income	---	---	512,832	512,832
Balance at December 31, 2009	$ 1,000	$ 99,000	$ 4,566,695	$ 4,666,695

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Lion Connecticut Holdings, Inc.)

Statement of Cash Flows
For the year-ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 512,832
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in due to/ from affiliates	8,360
Increase in prepaid expenses	(6,629)
Net change in other liabilities and other assets	14,819
Net cash provided by operating activities	529,382
Cash flows from investing activities:	
Net purchases of short-term investments	(143)
Net cash used for investing activities	(143)
Increase in cash	529,239
Cash, beginning of year	3,666,825
Cash, end of year	$ 4,196,064
Supplemental cash flow information:	
Income taxes paid	$ 305,069

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Lion Connecticut Holdings, Inc.)

Notes to Financial Statements

December 31, 2009

1. Organization and Nature of Business

Systematized Benefits Administrators, Inc. (the Company) is a wholly owned subsidiary of Lion Connecticut Holdings Inc. (Lion). Lion is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH), which in turn is ultimately owned by ING Groep N.V. (ING).

The Company is registered with the Securities Exchange Commission (SEC) as a broker/dealer, in all states except Minnesota, under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is qualified to do business in all states, as a general-purpose corporation to provide third party administration services to employers for employee benefit plans they administer.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and money market accounts.

Revenue and Expense Recognition

Service fees, consisting of maintenance and administrative fees, are recorded as revenue when earned.

Interest from short-term investments is recorded as revenue when earned.

2. Summary of Significant Accounting Policies (Continued)

Sales and administrative expenses are recorded when incurred.

Related Party Transactions

Substantially all administrative and support functions of the Company are provided by ING Life Insurance and Annuity Company (ILIAC) and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

Service fees include revenue from ILIAC to compensate the Company for services performed on ILIAC's behalf. Revenue from these services was $1,405,241.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Lion Connecticut Holdings, Inc.)

Notes to Financial Statements (Continued)

December 31, 2009

3. Income Taxes (Continued)

Income tax expense consists of the following for the year ended December 31, 2009:

Current:		
Federal	$	276,141
State		43,689
	$	319,830

Variations from the federal statutory rate are as follows for the year ended December 31, 2009:

Expected federal income tax expense at statutory rate of 35%	$	291,433
State income tax expense, net of federal benefit		28,397
Income tax expense	$	319,830

The Company did not have any book-to-tax differences in the bases of its assets and liabilities; accordingly, the Company did not have any deferred tax assets or deferred tax liabilities at December 31, 2009. Additionally, the Company had a liability for state income taxes of $4,621, which has been included in other liabilities on the Statement of Financial Condition.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification 740-10-50-15 "Unrecognized Tax Benefit Related Disclosures", and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service is currently examining the Company's tax returns for the years 2004 through 2009. Management is not aware of any adjustments that would have a material impact on the financial statements of the company.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Lion Connecticut Holdings, Inc.)

Notes to Financial Statements (Continued)

December 31, 2009

4. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had a ratio of aggregate indebtedness to net capital of .03 to 1 and net capital of $4,531,570, which was $4,506,570 in excess of its required net capital of $25,000.

5. Concentration of Revenue with a Customer

The Company has a customer from whom a significant amount of the Company's revenue is earned. The loss of this customer would have a material adverse effect on the earnings of the Company.

7. Subsequent Events

Management has assessed and concluded that there were no material subsequent events through February 24, 2010, the date the financial statements were issued.

Schedule 1

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Lion Connecticut Holdings, Inc.)

Computation of Net Capital and Basic Net Capital Requirement
Under Rule 15c3-1

December 31, 2009

NET CAPITAL:	
Total shareholder's equity	$4,666,695
Less: non-allowable assets	125,622
Net capital before haircuts on securities positions	4,541,073
Less: haircuts on securities positions	9,503
Net capital	$4,531,570
Aggregate indebtedness	$ 130,133
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)	25,000
Excess of net capital over minimum required	$4,506,570
Ratio of aggregate indebtedness to net capital	.03 to 1

Note: Net capital and aggregate indebtedness as reported on Form X-17A-5 Part IIA are not different from the amounts reported above.

Schedule 2

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Lion Connecticut Holdings, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2009

The Company does not handle securities or carry security accounts for its customers and is exempt from Rule 15c3-3 under Section (k)(1).

SIPC-3 2009

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested



8-037340 FINRA DEC

SYSTEMATIZED BENEFITS ADMINIST
ATTN MICHELLE JOLLY
ONE ORANGE WAY C1S
WINDSOR, CT 06095

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X Libby X [signature] 1/29/09
Authorized Signature/Title Date
Chief Compliance Officer

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000003⑈ ⑆000037340⑆ 0000 2009⑈

Form SIPC-3

FY 2009

8-037340 FINRA DEC

SYSTEMATIZED BENEFITS ADMINIST

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>**December 31, 2009**</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.